Securities and Exchange Commission
Office of Public Utility Regulation
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

May 23, 2001

Via EDGAR

Re: Central Ohio Coal Company
    (File No. 70-08611
    Ohio Power Company
    CIK 0000018713)

Gentlemen:

As a supplement to our March 30, 2001 EEGAR filing of the fourth quarter 2000 report, Central Ohio Coal Company's 2000 Annual Report which includes a statement of significant accounting policies is filed herewith.

Very truly yours,


/s/G. C. Dean

G.C. Dean
American Electric Power
Service Corporation

                            CENTRAL OHIO COAL COMPANY
                                                                      Page

                                    CONTENTS


Statements of Income and Statements of Retained Earnings   .      .     1

Statements of Cash Flows      .      .      .       .      .      .     2

Balance Sheets .      .       .      .      .       .      .      .     3-4

Notes to Financial Statements .      .      .       .      .      .     5-10

                            CENTRAL OHIO COAL COMPANY
                              STATEMENTS OF INCOME
                                   (UNAUDITED)


                                              Year Ended December 31,
                                         -------------------------------
                                           2000       1999       1998
                                           ----       ----       ----
                                                 (in thousands)

OPERATING REVENUES . . . . . . . . . . . $44,931    $ 63,755   $110,219

OPERATING EXPENSES (including depreciation,
 depletion and amortization of mining
 plant of none in 2000, $14,574,000 in
 1999and $3,356,000 in 1998). . . . . .   32,542      66,397    113,845
                                         -------    --------   --------

OPERATING INCOME (LOSS). . . . . . . . .  12,389      (2,642)    (3,626)

NONOPERATING INCOME. . . . . . . . . . .   3,241       3,055      2,843
                                         -------    --------   --------

INCOME (LOSS) BEFORE INTEREST CHARGES. .  15,630         413       (783)

INTEREST CHARGES . . . . . . . . . . . .   3,197        -            24
                                         -------    --------   ---------

INCOME (LOSS) BEFORE FEDERAL
 INCOME TAXES. . . . . . . . . . . . . .  12,433         413       (807)

FEDERAL INCOME TAX EXPENSE
 (CREDIT)ON OPERATIONS . . . . . . . . .  12,432         412       (808)
                                         -------    --------   --------

NET INCOME . . . . . . . . . . . . . . . $     1    $      1   $      1
                                         =======    ========   =========


                         STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)


                                             Year Ended December 31,
                                         -------------------------------
                                          2000        1999        1998
                                          ----        ----        ----
                                                 (in thousands)

RETAINED EARNINGS JANUARY 1. . . . . . .    $2          $1          $-

NET INCOME . . . . . . . . . . . . . . .     1           1           1
                                            --          --          --

RETAINED EARNINGS DECEMBER 31. . . . . .    $3          $2          $1
                                            ==          ==          ===


See Notes to Financial Statements.

                            CENTRAL OHIO COAL COMPANY
                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                           Year Ended December 31,
                                        -------------------------------
                                          2000        1999      1998
                                          ----        ----      ----
                                                  (in thousands)
OPERATING ACTIVITIES:
  Net Income . . . . . . . . . . . . . . $      1    $      1   $    1
  Adjustments for Noncash Items:
    Depreciation, Depletion and
      Amortization . . . . . . . . . . .     -         14,574    3,356
    Deferred Federal Income Taxes. . . .    1,930      (8,019) (20,989)
    Changes in Capital Lease Obligations     -           -      (7,904)
    Reclamation Reserve. . . . . . . . .   (4,985)      5,653    8,524
    Mine Closure Costs . . . . . . . . .  (12,966)    (13,427)  44,632
    Provision for Future Rent Payments .     -           -       8,927
    Accrued Postretirement Benefits
      Other Than Pensions. . . . . . . .    6,202       7,263   26,314
  Changes in Certain Current Assets
    and Liabilities:
    Accounts Receivable. . . . . . . . .  (20,799)        747    5,342
    Coal, Materials and Supplies . . . .    1,543      (1,099)     225
    Accounts Payable . . . . . . . . . .      572        (864)     (83)
    Taxes Accrued. . . . . . . . . . . .    6,837      (2,581)   3,246
  Payment of Disputed Tax and
    Interest Related to COLI . . . . . .   10,820        (609) (10,211)
  Other (net). . . . . . . . . . . . . .    7,515       2,192  (14,497)
                                         --------    -------- --------
        Net Cash Flows From (Used For)
         Operating Activities. . . . . .   (3,330)      3,831   46,883
                                         --------    -------- --------

INVESTING ACTIVITIES:
  Lease Buyouts. . . . . . . . . . . . .     -         (9,670)  (6,163)
  Construction Expenditures. . . . . . .     -            (82)  (2,915)
  Proceeds from Sales of Property. . . .     -           -         623
                                         --------    -------- --------
        Net Cash Flows Used For
         Investing Activities. . . . . .     -         (9,752)  (8,455)
                                         --------    -------- --------

FINANCING ACTIVITIES:
  Retirement of Long-term Debt . . . . .     -           -        (286)
  Change in Advances to Affiliates (net)  (43,022)       -        -
                                         --------    -------- ---------
        Net Cash Flows Used For
         Financing Activities. . . . . .  (43,022)       -        (286)
                                         --------    -------- --------

Net Increase (Decrease) in Cash and
 Cash Equivalents. . . . . . . . . . . .  (46,352)     (5,921)  38,142
Cash and Cash Equivalents January 1. . .   46,556      52,477   14,335
                                         --------    -------- --------
Cash and Cash Equivalents December 31. . $    204    $ 46,556 $ 52,477
                                         ========    ======== ========


See Notes to Financial Statements.

                            CENTRAL OHIO COAL COMPANY
                                 BALANCE SHEETS
                                   (UNAUDITED)



                                                       December 31,
                                                    2000         1999
                                                    ----         ----
                                                      (in thousands)
ASSETS


MINING PLANT:
  Surface Lands . . . . . . . . . . . . . . . . .  $    324    $    324
  Mining Structures and Equipment . . . . . . . .    47,800      47,800
  Other . . . . . . . . . . . . . . . . . . . . .     2,292       2,292
                                                   --------    --------
          Total Mining Plant. . . . . . . . . . .    50,416      50,416
  Accumulated Depreciation and Amortization . . .    49,778      49,778
                                                   --------    --------

          NET MINING PLANT. . . . . . . . . . . .       638         638
                                                   --------    --------

OTHER PROPERTY AND INVESTMENT:
  Payment of Disputed Tax and Interest
   Related to COLI. . . . . . . . . . . . . . . .      -         10,820
  Other . . . . . . . . . . . . . . . . . . . . .     1,487       1,432
                                                   --------    --------

          OTHER PROPERTY AND INVESTMENTS  . . . .     1,487      12,252
                                                   --------    --------

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . .       204      46,556
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . .       161       1,014
    Affiliated Companies. . . . . . . . . . . . .    24,286       2,634
  Advances for Affiliates . . . . . . . . . . . .    43,022        -
  Coal - at average cost. . . . . . . . . . . . .       193       1,532
  Materials and Supplies - at average cost. . . .     6,170       6,374
  Other . . . . . . . . . . . . . . . . . . . . .        79          93
                                                   --------    --------

          TOTAL CURRENT ASSETS. . . . . . . . . .    74,115      58,203
                                                   --------    --------

DEFERRED INCOME TAXES . . . . . . . . . . . . . .    54,338      55,713
                                                   --------    --------

DEFERRED CHARGES. . . . . . . . . . . . . . . . .       687         506
                                                   --------    --------

            TOTAL . . . . . . . . . . . . . . . .  $131,265    $127,312
                                                   ========    ========


See Notes to Financial Statements.

                            CENTRAL OHIO COAL COMPANY
                                 BALANCE SHEETS
                                   (UNAUDITED)



                                                        December 31,
                                                     2000          1999
                                                     ----          ----
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares . . . . . . . . . . $      7    $      7
  Retained Earnings . . . . . . . . . . . . . . . .        3           2
                                                    --------    --------
          TOTAL SHAREHOLDER'S EQUITY. . . . . . . .       10           9
                                                    --------    --------

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other
   Than Pensions. . . . . . . . . . . . . . . . . .   54,320      48,118
  Accrued Reclamation Costs . . . . . . . . . . . .   34,128      39,113
  Mine Closure Costs. . . . . . . . . . . . . . . .    1,259      14,225
  Other . . . . . . . . . . . . . . . . . . . . . .   20,027      10,884
                                                    --------    --------

          TOTAL OTHER NONCURRENT LIABILITIES. . . .  109,734     112,340
                                                    --------    --------

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . . . . . .    1,443       1,602
    Affiliated Companies. . . . . . . . . . . . . .    1,041         310
  Taxes Accrued . . . . . . . . . . . . . . . . . .    7,502         665
  Accrued Reclamation Costs . . . . . . . . . . . .    4,700       6,962
  Accrued Vacation Pay. . . . . . . . . . . . . . .      557         479
  Workers' Compensation Claims. . . . . . . . . . .    1,047         529
  Other . . . . . . . . . . . . . . . . . . . . . .    3,346       1,767
                                                    --------    --------

        TOTAL CURRENT LIABILITIES . . . . . . . . .   19,636      12,314
                                                    --------    --------

DEFERRED CREDITS. . . . . . . . . . . . . . . . . .    1,885       2,649
                                                    --------    --------

CONTINGENCIES (Note 2)

          TOTAL . . . . . . . . . . . . . . . . . . $131,265    $127,312
                                                    ========    ========


See Notes to Financial Statements.

                            CENTRAL OHIO COAL COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)


1.      SIGNIFICANT ACCOUNTING POLICIES

Organization and Regulation

Central Ohio Coal Company (the Company or COCCo), is a wholly-owned subsidiary of Ohio Power Company (OPCo), which is a subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. Until October 1999 the Company conducted surface mining operations in southeastern Ohio to supply coal to OPCo's Muskingum River Plant. Cost incurred are recovered from OPCo at prices regulated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act).

Basis of Accounting

As a cost-based rate-regulated entity, COCCo's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71 "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation. Such deferrals are amortized commensurate with their inclusion in billings to OPCo.

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management's estimates. Actual results could differ from those estimates.

Coal Supply Agreement

Pursuant to a coal supply agreement with OPCo, the Company is obligated to deliver substantially all coal it mines to OPCo and entitled to receive payment for all costs incurred, even under circumstances in which such coal is not mined and/or delivered due to a natural disaster, labor unrest or any other forced or voluntary cessation or curtailment of mining, either temporary or permanent.

Mining Plant and Depreciation, Depletion and Amortization

Mining plant is stated at cost and includes expenditures for mine development. Mine development includes all costs to develop the mines in excess of amounts realized from coal produced during the mine development period. As a subsidiary of a regulated public utility, an allowance for funds used during construction (AFUDC) is recorded as a noncash income item that is recovered over the service life of mining plant through depreciation and represents a reasonable return on funds used to finance construction projects. The amounts of AFUDC for 2000, 1999 and 1998 were not significant.

Depreciation, depletion and amortization are provided over the estimated useful asset lives or the estimated life of the mine, whichever is shorter, and are calculated using the straight-line method for mining structures and equipment and the units-of-production method for coal rights and mine development costs.

Costs of ordinary maintenance, repairs, renewals and minor replacements of property are expensed while major additions of property, replacements of property and betterments are capitalized. Mining plant and related accumulated provisions for depreciation and amortization are relieved upon disposition of the related property with any gain or loss recorded as income or expense in the period of disposition. Such gains and losses are included in costs billed to OPCo under the coal supply agreement.

Cash and Cash Equivalents

Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Money Pool

On June 15, 2000, the Company became a participant in the American Electric Power (AEP) System Money Pool (Money Pool). The Money Pool is a mechanism structured to meet the short-term cash requirements of the participants with AEP Co., Inc. acting as the primary borrower on behalf of the Money Pool. The Company's affiliates that are U.S. domestic electric utility operating companies and coal-mining companies are the primary participants in the Money Pool.

The operation of the Money Pool is designed to match on a daily basis the available cash and borrowing requirements of the participants. Participants with excess cash loan funds to the Money Pool reducing the amount of external funds AEP Co., Inc. needs to borrow to meet the short-term cash requirements of other participants with advances from the Money Pool. AEP Co., Inc. borrows the funds needed on a daily basis to meet the net cash requirements of the Money Pool participants. A weighted average daily interest rate which is calculated based on the outstanding short-term debt borrowings made by AEP Co., Inc. is applied to each Money Pool participant's daily outstanding investment or debt position to determine interest income or interest expense. Interest income is included in nonoperating income, and interest expense is included in interest charges. At December 31, 2000 the Company was a net investor in the Money Pool and reports its investment in the Money Pool as Advances to Affiliates on the Balance Sheet.

Income Taxes

The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in the Company's coal billings and OPCo's fuel rates, deferred income taxes are recorded and related regulatory assets and liabilities are established in accordance with SFAS 71.

Black Lung Benefits and Workers' Compensation

The Company is liable under the Federal Coal Mine Health and Safety Act of 1969, as amended, to pay certain black lung benefits to eligible present and former employees. An irrevocable Black Lung Benefits Trust is maintained under the Internal Revenue Code which, based on the most recent actuarial study, is fully funded. An accrual of $649,000 for Black Lung liabilities was recorded in 2000. No accruals for Black Lung liabilities were recorded in 1999 and 1998.

The Company is self-insured for workers' compensation. The estimated present value of workers' compensation claims is provided for based on known events and claims.

Reclamation

Accruals are made for estimated costs of direct reclamation as a result of the surface mining of coal. The accrual is for the estimated amount necessary to restore the land and water resources affected by the mining operations to their post mining land uses, as approved by the Ohio Department of Natural Resources.

The Surface Mining and Reclamation Act of 1977 established minimum standards for the final closure of mines after their coal reserves are exhausted. This would include reclaiming the support acreage at surface mines and the removal or covering of refuse piles and water settling ponds. Reclamation costs associated with support operations at the Company's surface mines are recorded and billed to OPCo in accordance with the coal supply agreement.

2.      CONTINGENCIES

Litigation

On February 20, 2001, the U.S. District Court for the Southern District of Ohio ruled against the Company in its suit against the United States over deductibility of interest claimed by the Company in its consolidated federal income tax return related to its COLI program. The Company had filed suit to resolve the IRS's assertion that interest deductions for the Company's COLI program should not be allowed. In 1998 and 1999 the Company paid the disputed taxes and interest attributable to COLI interest deductions for taxable years 1991-98 to avoid the potential assessment by the IRS of additional interest on the contested tax. The payments were included in other property and investments pending the resolution of this matter. As a result of the U.S. District Court's decision to deny the COLI interest deductions, the Company expensed and recovered in December 2000 from Ohio Power Company (OPCo) all of its costs under terms of the coal supply agreement. The Company plans to appeal the decision.

The Company is involved in a number of other legal proceedings and claims. While management is unable to predict the ultimate outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations, cash flows or financial condition.

The Company recovers all costs from OPCo under the coal supply agreement.

3.      DISCONTINUED MINING OPERATIONS AND PROPOSED SALE

In October 1999 the Company discontinued mining operations, except for incidental coal mining available during the final reclamation process. In 2001, the Company ceased the incidental coal production and closed the Muskingum Mine. Efforts are underway to reclaim the property.

On April 30, 2001, AEP announced that it had entered into a memorandum of understanding regarding a proposed sale of OPCo's affiliated coal mines in Ohio and West Virginia. In addition, OPCo would enter into coal supply agreements to purchase approximately 34 million tons of coal through 2008. The terms of the sale are being negotiated and management will continue to evaluate the transaction.

4.      OTHER RELATED-PARTY TRANSACTIONS

American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies including COCCo. The costs of the services are billed by AEPSC on a direct-charge basis to the extent practicable and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulations of the SEC under the 1935 Act.

5.      BENEFIT PLANS

The Company participates in the United Mine Workers of America (UMWA) pension plan, a defined contribution plan which covers its UMWA employees. Contributions totaled $12,000 in 2000, $24,000 in 1999 and $189,000 in 1998. As of June 30,
2000, the UMWA actuary estimates that the Company has no unfunded vested liabilities related to its share of the UMWA pension plans.

The Company participates in the AEP System qualified pension plan, a defined benefit plan which covers all employees, except participants in the UMWA pension plans. Net pension credits for the years ended December 31, 2000, 1999 and 1998 were $422,000, $180,000 and $39,000, respectively.

A defined contribution employee savings plan offered to non-UMWA employees required that the Company make contributions to the plan totaling $66,000 in 2000, $87,000 in 1999 and $87,000 in 1998.

Postretirement medical benefits for the Company's UMWA employees who have retired or will retire after January 1, 1976 (post 1975 UMWA retirees) are the liability of the Company. The AEP System provides certain other benefits for retired employees under an AEP System plan. The annual accrued costs for these plans were $9.0 million in 2000, $9.7 million in 1999 and $28.5 million in 1998. The accrued costs in 2000, 1999 and 1998 include $5 million, $5.1 million and $24.1 million, respectively, in curtailment charges recognized due to the October 31, 1999 shutdown of the Muskingum Mine by the Company.

Several UMWA health plans pay the postretirement medical benefits for the Company's UMWA retirees who retired before January 2, 1976 and their survivors plus retirees and others whose last employer is no longer a signatory to the UMWA contract or is no longer in business. Required annual payments to these plans totaled $132,000 in 2000, $154,000 in 1999 and $143,000 in 1998.

The Energy Policy Act of 1992 (Energy Act) permits recovery of excess Black Lung Trust funds of the AEP System to pay certain postretirement medical benefits under one of the UMWA health plans. Reimbursement limitations apply to the System's excess funding. The Company has a fund surplus that it is able to transfer to other AEP System companies that are members of the fund and have a deficit. In June 1998 management decided to cease reimbursing retiree medical costs due to the reduced levels of available Black Lung surplus and proposed new rules that could liberalize the current claims process. The amounts of Black Lung surplus utilized in accordance with the Energy Act to reimburse the Company for benefits paid were $0.7 million in 1998. In 1998 $385,000 of Black Lung surplus was utilized to reallocate from the Company's surplus Black Lung trust fund to other System member companies. No Black Lung surpluses were used to reimburse the Company for retiree medical benefits paid in 2000 and 1999 and no reallocation from the Company's surplus Black Lung trust fund to other System member companies was made in 2000 and 1999. The Company's share of the Black Lung Trust funds surplus at December 31, 2000, 1999 and 1998 was $1.4 million, $1.7 million and $1.6 million, respectively.

6.      FEDERAL INCOME TAXES

The details of Federal income taxes are as follows:

                                              Year Ended December 31,
                                           ----------------------------
                                             2000     1999     1998
                                             ----     ----     ----
                                                  (in thousands)

Current (net) . . . . . . . . . . . . . . . $11,925   $ 8,431   $20,181
Deferred (net). . . . . . . . . . . . . . .     507    (8,019)  (20,989)
                                            -------   -------   -------
Total Federal Income Taxes. . . . . . . . . $12,432   $   412   $  (808)
                                            =======   =======   =======

Federal income taxes as reported are different from pre-tax book income multiplied by the statutory tax rate predominantly due to permanent differences for corporate owned life insurance and the practice of flow-through accounting for book/tax differences associated with self insurance reserves and certain depreciation differences.

The Company joins in the filing of a consolidated federal income tax return with its affiliated companies in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

The Company has settled with the IRS all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1999 are presently being audited by the IRS. Management is not aware of any issues from open tax years that upon final resolution are expected to have a material adverse effect on results of operations.

The following tables show the elements of the net deferred tax asset and the significant temporary differences giving rise to such deferrals:

                                                          December 31,
                                                        2000        1999
                                                        ----        ----
                                                         (in thousands)

        Deferred Tax Assets . . . . . . . . . . . . . . $54,338     $55,713
                                                        =======     =======

        Property Related Temporary Differences. . . . . $ 9,994     $11,388
        Amounts Due From Parent Company
          For Future Federal Income Taxes . . . . . . .     574         878
        Accrued Mine Reclamation Expense. . . . . . . .  15,351      18,413
        Provision for Shutdown Costs. . . . . . . . . .   5,492       5,306
        Accrued Postretirement Expense. . . . . . . . .  19,414      16,980
        All Other (net) . . . . . . . . . . . . . . . .   3,513       2,748
                                                        -------     -------
              Total Deferred Tax Assets . . . . . . . . $54,338     $55,713
                                                        =======     =======

7.      SUPPLEMENTARY CASH FLOW INFORMATION
                                                   Year Ended December 31,
                                                    2000    1999     1998
                                                    ----    ----     ----
                                                        (in thousands)
        Cash was paid for:
          Interest. . . . . . . . . . . . . . . .  $ 3,197  $  -     $ -
          Income Taxes Paid (Credit). . . . . . .   (2,100)  10,823   16,605